AGENCY AGREEMENT


THIS AGREEMENT (the "Agreement") is made and entered into this 9th day of September, 1999, by and between MALLON RESOURCES CORPORATION and MALLON OIL COMPANY, both Colorado corporations, with offices at 999 18th Street, Suite 1700, Denver, Colorado 80202 (hereinafter, collectively, called "Company") and AQUILA ENERGY CAPITAL CORPORATION, a Delaware corporation, with offices at Two Houston Center, 909 Fannin, Suite 1850, Houston, Texas 77010-1007 (hereinafter called "Aquila").

	W I T N E S S E T H :

WHEREAS, Company is the owner of interests in oil, gas and other minerals which may include, but are not necessarily limited to, leasehold, mineral, fee, royalty, overriding royalty, production payment and/or net profits interests (collectively the "Oil and Gas Interests") and in the oil, gas, and other gaseous and liquid hydrocarbons on, in, under and to be produced from the Oil and Gas Interests (herein called the "Oil and Gas Production").

WHEREAS, Company has heretofore requested that Aquila manage the marketing of Company's Oil and Gas Production.

NOW, THEREFORE, for and in consideration of the premises and for Ten
Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereto agree as follows:

1.	Designation of Agent. Company hereby designates and appoints Aquila as its true and lawful agent and attorney-in-fact, with full power and authority in the name, place and stead of Company, to market Company's Oil and Gas Production on behalf of and for the account of Company, hereby ratifying, adopting and confirming all that Aquila may do in the name or on behalf of the Company for the purpose of marketing the Oil and Gas Production of the Company, and Aquila hereby accepts said appointment. This Agreement is to be interpreted as broadly as possible to facilitate Aquila's exercise of the power and authority granted herein, including, but not limited to, the power to execute in the name and on behalf of the Company contracts for the gathering, transportation, sale, processing, treatment, storage, exchange, and/or other disposition of any type with respect to the Company's Oil and Gas Production, to sign division orders and transfer orders, to designate accounts for payments, to endorse payment checks, to receive and collect payment proceeds, and to take any and all manner of other actions as may be deemed by Aquila to be necessary or convenient for the fullest possible exercise of the power and authority granted herein


2.	Marketing Fee.  Company agrees that it shall pay to Aquila, and/or Aquila shall have the right to withhold from the Company's proceeds that come into Aquila's possession, a marketing fee equal to one percent (1.0%) of the net proceeds derived from the sale of the Company's Oil and Gas Production that are:
(a) received by the Company or by Aquila for the account of the Company for oil and gas production that is either sold directly by the Company or marketed and sold by Aquila on behalf of the Company, or (b) payable by Aquila to the Company for sale by the Company to Aquila of any of the Company's Oil and Gas
Production. For purposes of this paragraph, the term "net proceeds," means the gross proceeds payable to the Company for the sale or other disposition of its Oil and Gas Production, net of direct production and severance taxes, royalty interests payable out of such proceeds, and gathering, transportation, compression, dehydration and treatment fees incurred in making such Oil and Gas Production marketable and moving it from the wellhead to the point of sale.

3.	Term.  This Agreement shall remain in force until the sooner of: (a) four
(4) years from the date hereof, or (b) the date on which all indebtedness and obligations owed by Company to Aquila under the Credit Agreement of even date herewith have been fully repaid and performed.

4.	Standard of Performance. Aquila shall exercise its authority and perform its duties hereunder with diligence, in a good and workmanlike manner, consistent with the standards of other entities that routinely engage in marketing natural gas, crude oil and condensate in the United States, but in doing so, Aquila shall not be liable to the Company for any losses or damages incurred by the Company as the result of the manner in which Aquila exercises its authority or performs its duties hereunder, unless any such loss or damage results from the gross negligence or willful misconduct of Aquila. In no event shall either party be liable to the other for any consequential or incidental damages arising directly or indirectly in connection with this Agreement, including any consequential or incidental damages resulting from the negligence of either party hereto. Notwithstanding any provisions of law or of this Agreement that would otherwise require an agent to act as a fiduciary with respect to its principal, Aquila shall have no fiduciary duties hereunder, and the Company hereby releases and discharges Aquila from any fiduciary duties that may otherwise be implied, either in fact or in law.

5.	Governing Law. The validity of this Agreement and of any of its terms or provisions, as well as of the rights and duties of the parties hereunder, shall be governed by the laws of the State of Texas.

6.	Applicable Area.  The terms of this Agreement are applicable to all of the Company's Oil and Gas Production attributable to or produced under or by virtue of its Oil and Gas Interests now or hereafter owned by the Company located in any and all of the states of Alabama, Colorado, New Mexico, North Dakota, Oklahoma and Wyoming.


7.	Power Coupled With an Interest and Covenant Running with the Land.
Any third party dealing with Aquila in its capacity as agent under the terms of this Agreement is conclusive entitled to rely on the terms of this Agreement, and no third party shall ever be bound to make further inquiry into the rights or authority of Aquila hereunder. This power of attorney is coupled with an interest, and shall be irrevocable during the term hereof, unless and until a written instrument terminating this Agreement and mutually executed and acknowledged by both the Company and Aquila is filed for record in Rio Arriba County, New Mexico. This Agreement also constitutes a covenant running with the land as to all of the Company's Oil and Gas Interests, and Aquila shall be entitled to exercise the powers and authority granted herein on behalf of any successor, assignee or transferee of any of the Company's rights, titles or interests in and to its Oil and Gas Interests with respect to the Oil and Gas Production from or attributable to such Oil and Gas Interests during the term hereof.

EXECUTED effective as of the date and year first set forth above.


MALLON RESOURCES CORPORATION


By:
Kevin M. Fitzgerald
Executive Vice President


MALLON OIL COMPANY


By:
Kevin M. Fitzgerald
President


AQUILA ENERGY CAPITAL CORPORATION


By:
Kenneth F. Wyatt
Vice President